Filed pursuant to Rule 424(b)(3)
Registration No. 333-228963

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED JANUARY 18, 2022 TO

THE PROSPECTUS DATED APRIL 29, 2021

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled Plan of Distribution in the Fund’s Prospectus:

Plan of Distribution

Selling Agents are broker-dealers who may be appointed by the Distributor to assist in the sale of the Fund’s Common Stock on a best-efforts basis or who may provide certain servicing activities with respect to the Fund’s Common Stock. Shares of the Fund are available for purchase and/or servicing through Selling Agents or, for Authorized Direct Holders (as defined below), directly through the Distributor. Selling Agents will generally set their own investor eligibility standards.

The Fund pays the Distributor a Servicing Fee that accrues daily and is payable monthly at an annualized rate of 0.25% of the net assets of the Fund attributable to Class D, Class S and Class T Shares. The Servicing Fee is for the sale and marketing of the Class D, Class S and Class T Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell or service Class D, Class S and Class T Shares.

The Fund will cease paying the Distribution Fee with respect to any Class S or Class T Share and the Servicing Fee with respect to any Class D, Class S or Class T Share held in a stockholder’s account at the end of the month in which the Distributor, in conjunction with the transfer agent, determines that total upfront sales loads, dealer manager fees, Distribution Fees and Servicing Fees paid with respect to such shares would exceed 8.75% of the gross proceeds from the sale of such shares (excluding the gross proceeds of any shares issued under our DRIP with respect thereto). Shares sold or serviced through certain participating broker-dealers may be subject to a lower limit as set forth in the applicable agreement between the Distributor and a participating broker-dealer at the time such shares were issued. At the end of such month, such Class D Shares, Class S Shares or Class T Shares (and any shares issued under our distribution reinvestment plan with respect thereto) held in such stockholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV.

Portfolio Management Update

I.	Effective January 31, 2022, the section entitled Investment Team in the Fund’s Prospectus is deleted and replaced in its entirety by the following:

Investment Team

Set forth below is information regarding the team of professionals at Clarion Partners and Western Asset primarily responsible for overseeing the day-to-day operations of the Fund.

Clarion Partners is responsible for the day-to-day portfolio management of the Fund (including Private CRE), subject to the supervision and direction of the Board and LMPFA. Clarion Partners utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Fund’s portfolio will reflect a consensus of interdisciplinary views.

Western Asset has day-to-day responsibility for managing the portion of the Fund’s Publicly Traded Real Estate Securities investments that Clarion Partners allocates to Western Asset, subject to the supervision of the Board, LM PFA and Clarion Partners.

Portfolio Managers

Name, Address and Title	Principal Occupation(s) During Past 5 Years
Clarion Partners Portfolio Managers
Richard Schaupp	Managing Director of Clarion Partners
Janet Souk	Senior Vice President of Clarion Partners
Brian Watkins	Managing Director of Clarion Partners
Janis Mandarino	Senior Vice President of Clarion Partners

Western Asset Portfolio Managers
S. Kenneth Leech	Chief Investment Officer of Western Asset
Greg E. Handler	Portfolio Manager of Western Asset

Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.

Clarion Partners Investment Committee

Clarion Partners has Investment Committees (Equity, Debt and Portfolio Allocation) for Private CRE Investments. Each committee is comprised of seasoned real estate professionals with an average of 27 years of real estate investment experience. The relevant Investment Committee will oversee the investment process, review and approve each potential Private CRE investment and disposition as well as determine allocations to Western Asset.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

II.	Effective January 31, 2022, the following changes are made to the Fund’s Statement of Additional Information (“SAI”).

a)	In the section entitled “Portfolio Managers – Clarion Partners Portfolio Managers” in the Fund’s SAI, reference to Onay Payne is deleted in its entirety and replaced with the following:

Portfolio Managers	Type of Account	Number of Accounts Managed	Total Assets Managed (Billions) ($)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (Billions) ($)
Janet Souk*	Other Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	4	0.456	4	0.456
	Other Accounts	1	4.569	1	4.569

Brian Watkins*	Other Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	None	None	None	None
	Other Accounts	None	None	None	None

*	The information is as of September 30, 2021 and does not reflect the Fund.

b)	In the section entitled “Portfolio Managers – Securities Ownership of Portfolio Managers” in the Fund’s SAI, reference to Onay Payne is deleted in its entirety and replaced with the following:

Janet Souk	A*
Brian Watkins	A*

*	The information is as of December 31, 2021.

CLAR734360

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